SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              BROOKTREE CORPORATION
                                (Name of issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of class of securities)

                                    114577109
                                 (CUSIP number)

                          William J. Calise, Jr., Esq.
                             Senior Vice President,
                          General Counsel and Secretary
                       Rockwell International Corporation
                            2201 Seal Beach Boulevard
                        Seal Beach, California 90740-8250
                    (412) 565-4090 (Office of the Secretary)
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               September 25, 1996
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

CUSIP No. 114577109                      13D                (Page 2 of 9 Pages)
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1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

         ROCKWELL INTERNATIONAL CORPORATION                       95-1054708
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                    (b) [ ]
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3.       SEC USE ONLY
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4.       SOURCE OF FUNDS

         OO
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                         [x]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                 7.   SOLE VOTING POWER             1,000 SHARES OF COMMON STOCK
NUMBER OF                                           (SEE ITEMS 3-5 BELOW)
SHARES           ---------------------------------------------------------------
BENEFICIALLY
OWNED BY EACH    8.   SHARED VOTING POWER           NONE
REPORTING
PERSON           ---------------------------------------------------------------
WITH
                 9.   SOLE DISPOSITIVE POWER        1,000 SHARES OF COMMON STOCK
                                                    (SEE ITEMS 3-5 BELOW)
                 ---------------------------------------------------------------

                 10.  SHARED DISPOSITIVE POWER      NONE
--------------------------------------------------------------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,000 SHARES OF COMMON STOCK (SEE ITEMS 3-5 BELOW)
--------------------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                        [ ]
--------------------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         100%
--------------------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON

         CO
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                              (Page 2 of 9 Pages)

ITEM 1.         SECURITY AND ISSUER.

                  This statement relates to the Common Stock, no par value (the "Shares"), of Brooktree Corporation, a California corporation (the "Company"). The address of the principal executive offices of the Company is 9868 Scranton Road, San Diego, California 92121-3707.


ITEM 2.         IDENTITY AND BACKGROUND.

                  This statement is filed on behalf of Rockwell International Corporation, a Delaware corporation ("Rockwell"). Rockwell is a diversified, high technology corporation engaged in research, development and manufacture of many products in automation, avionics, semiconductor systems, aerospace, defense electronics and automotive component systems for commercial and government markets. The address of the principal executive offices of Rockwell is 2201 Seal Beach Boulevard, Seal Beach, California 90740-8250.

                  Set forth below are the name, residence or business address and present principal occupation or employment of each executive officer and director of Rockwell and the name, principal business and address of any corporation or other organization in which such employment is conducted. Except as otherwise noted, the business address of each such person is Rockwell International Corporation, 2201 Seal Beach Boulevard, Seal Beach, California
90740-8250, and each such person is a United States citizen. Directors of Rockwell are indicated by an asterisk.

Name and Address                      Principal Occupation or Employment
----------------                      ----------------------------------

Donald R. Beall*....................  Chairman of the Board and Chief Executive
                                      Officer of Rockwell

Don H. Davis, Jr.*..................  President and Chief Operating Officer of
                                      Rockwell

Lew Allen, Jr.*.....................  General, U.S. Air Force (Retired)
1040 South Arroyo Boulevard
Pasadena, CA  91105

                              (Page 3 of 9 Pages)

Name and Address                    Principal Occupation or Employment
----------------                    ----------------------------------

W. Michael Barnes.................  Senior Vice President, Finance & Planning
                                    and Chief Financial Officer of Rockwell

Richard M. Bressler*..............  Retired Chairman of the Board, El Paso
999 Third Avenue, Suite 2300        Natural Gas Company (Natural Gas Operations)
Seattle, WA  98104

William J. Calise, Jr. ...........  Senior Vice President, General Counsel and
                                    Secretary of Rockwell

Lee H. Cramer.....................  Vice President and Treasurer of Rockwell
625 Liberty Avenue
Pittsburgh, PA  15222-3123

John J. Creedon*..................  Consultant and Director of various
200 Park Avenue, Suite 5700         corporations and former President and
New York, NY  10166                 Chief Executive Officer, Metropolitan Life
                                    Insurance Company

Judith L. Estrin*.................  President and Chief Executive Officer,
101 First Street, Suite 508         Precept Software, Inc. (Networking Software)
Los Altos, CA  94022

William D. Fletcher...............  Senior Vice President, Technology &
                                    Business Development of Rockwell

Jodie K. Glore....................  Senior Vice President of Rockwell and
1201 South Second Street            President & Chief Operating Officer -
Milwaukee, WI  52304                Rockwell Automation

William H. Gray, III*.............  President and Chief Executive Officer,
8260 Willow Oaks Corporate Drive    United Negro College Fund (Educational
P.O. Box 10444                      Assistance)
Fairfax, VA  22031

Lawrence J. Komatz................  Vice President and Controller of Rockwell
625 Liberty Avenue
Pittsburgh, PA  15222-3123


                              (Page 4 of 9 Pages)

Name and Address                      Principal Occupation or Employment
----------------                      ----------------------------------

James Clayburn La Force, Jr.*.......  Dean Emeritus, John E. Anderson Graduate
P.O. Box 1595                         School of Management, University of
Pauma Valley, CA  92061               California, Los Angeles

Thomas A. Madden....................  Vice President, Corporate Development of
                                      Rockwell

William T. McCormick, Jr.*..........  Chairman of the Board and Chief Executive
Fairlane Plaza South                  Officer, CMS Energy Corporation
330 Town Center Drive                 (Diversified Energy Company)
Suite 1100
Dearborn, MI  48126

John A. McLuckey....................  Senior Vice President and President &
                                      Chief Operating Officer - Aerospace and
                                      Defense of Rockwell

Robert H. Murphy....................  Senior Vice President, Organization and
                                      Human Resources of Rockwell

John D. Nichols*....................  Retired Chairman of the Board and Chief
3600 West Lake Avenue                 Executive Officer, Illinois Tool Works,
Glenview, IL  60025-5811              Inc. (Engineered Components and Industrial
                                      Systems and Consumables)

William A. Sante, II................  General Auditor of Rockwell
625 Liberty Avenue
Pittsburgh, PA  15222-3123

Bruce M. Rockwell*..................  Senior Vice President, First Bank of
100 Renaissance Center                Michigan Corporation (Investment Banking)
27th Floor
Detroit, MI  48243

William S. Sneath*..................  Retired Chairman of the Board and Chief
41 Leeward Lane                       Executive Officer, Union Carbide
Riverside, CT  06878                  Corporation (Chemicals)

John R. Stocker.....................  Vice President, Law of Rockwell


                              (Page 5 of 9 Pages)

Name and Address                     Principal Occupation or Employment
----------------                     ----------------------------------

Charles C. Stoops, Jr. ............  General Tax Counsel of Rockwell
625 Liberty Avenue
Pittsburgh, PA  15222-3123

Joseph F. Toot, Jr.*...............  President and Chief Executive Officer, The
1835 Dueber Avenue, S.W.             Timken Company (Tapered Roller Bearings and
Canton, OH  44706-2798               Specialty Steel)

Earl S. Washington.................  Senior Vice President, Communications of
                                     Rockwell


                  In July 1995,  a federal  grand jury  impaneled  by the United
States District Court for the Central District of California began an investigation into a July 1994 explosion at the Santa Susana Field Laboratory operated by Rockwell's Rocketdyne Division in which two scientists were killed and a technician was injured. On April 11, 1996, pursuant to an agreement between Rockwell and the United States Attorney for the Central District of California, Rockwell entered a plea of guilty to two counts of unpermitted disposal of hazardous waste and one count of unpermitted storage of hazardous waste, all of which are felony violations of the Resource Conservation and Recovery Act, and paid a fine of $6,500,000 to settle potential federal criminal claims arising out of the government's investigation.

                  During the last five years, to the best of Rockwell's knowledge, none of the persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and during the last five years, neither Rockwell nor, to the best of Rockwell's knowledge, any of the persons listed above was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Rockwell has acquired 100% of the outstanding stock of the Company.

                              (Page 6 of 9 Pages)

                  On September 25, 1996, ROK II Acquisition Corporation ("Sub"), a Delaware corporation and a wholly-owned subsidiary of Rockwell, was merged (the "Merger") with and into the Company, as permitted by Section 1108 of the California General Corporation Law and Section 252 of the Delaware General Corporation Law and as contemplated by the Agreement and Plan of Merger dated as of July 1, 1996 among Rockwell, Sub and the Company. The Merger was approved by the requisite vote of the Company's shareholders at a special meeting of shareholders of the Company held on September 24, 1996.

                  At the effective time of the Merger (the "Effective Time"), which was the close of business, California time, on September 25, 1996, by virtue of the Merger:

                  (a) each outstanding Share (other than Shares held by the Company or any of its subsidiaries or by Rockwell or any of its wholly-owned subsidiaries, all of which were canceled) was converted into the right to receive $15.00, without interest thereon (the "Merger Consideration"), in cash, subject to any applicable withholding tax, upon surrender of the certificate formerly representing such Share;

                  (b) each share of Common Stock, par value $1.00 per share, of Sub was converted into and became one newly issued, fully paid and nonassessable share of Common Stock of the Company, as the surviving corporation in the Merger; and

                  (c) the separate corporate existence of Sub ceased and the Company, as the surviving corporation in the Merger, became a wholly-owned subsidiary of Rockwell.

                  Rockwell obtained the funds to pay the Merger Consideration from funds available in its cash accounts, including funds obtained through private placements of Rockwell's commercial paper notes with financial institutions.

                              (Page 7 of 9 Pages)

ITEM 4.         PURPOSE OF THE TRANSACTION.

                  The purpose of the Merger was to acquire control of, and the entire equity interest in, the Company.

                  The Company has filed with the Securities and Exchange Commission on Form 15 a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934 with respect to the Shares. At the Effective Time, the Shares ceased to be quoted on the Nasdaq National Market System.

                  Effective at the Effective Time, each member of the Board of Directors of the Company resigned. Rockwell caused the resulting vacancies in the Company's Board of Directors to be filled with nominees of Rockwell. Rockwell also replaced the executive officers of the Company with nominees of Rockwell.

                  Reference is hereby made to the information set forth in Item 3 above, which is incorporated herein by reference.


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

                  Reference is hereby made to the information set forth in Item 3 above, which is incorporated herein by reference.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                  Not applicable.


ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

 Exhibit 1 -- Agreement and Plan of Merger dated as of July 1, 1996 among Rockwell, Sub and the Company is incorporated herein by reference to Annex I of the Company's Proxy Statement dated August 26, 1996 for its Special Meeting of Shareholders held September 24, 1996.


                              (Page 8 of 9 Pages)

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                ROCKWELL INTERNATIONAL CORPORATION

                                By: /s/ William J. Calise, Jr.
                                    -----------------------------------
                                    William J. Calise, Jr.
                                    Senior Vice President,
                                    General Counsel and Secretary



Dated:  October 1, 1996



                              (Page 9 of 9 Pages)